November 23, 2016

Betselot Zeleke

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust” or the “Registrant”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for Post-Effective Amendment No. 90 filed on September 22, 2016

Dear Mr. Zeleke:

Below is a summary of the comments I received from you on November 2, 2016 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Fee Table

1)	Comment: Please explain why there are no acquired fund fees and expenses (“AFFE”) disclosed in the fee tables for the MM Select Bond and Income Asset Fund and the MM Select Equity Asset Fund (the “Funds”).

Response: There is no separate line item in the fee tables for AFFE because AFFE are not expected to be equal or greater than .01% of each Fund’s expenses.

Principal Investment Strategies

2)	Comment: Please advise if the Funds will invest in below investment grade debt securities. If the Funds will invest in below investment grade debt securities, please make appropriate disclosure and please use the word “junk” to describe these types of securities.

Response: Investing in below investment grade debt securities is not a principal investment strategy of either Fund and, therefore, such disclosure is not included as part of either Fund’s principal investment strategy.

3)	Comment: On pages 4 and 8, the disclosure states that the Funds’ subadviser, Northern Trust Investments, Inc. (“NTI”), may “utilize derivatives … to gain exposure to particular asset classes or to adjust the Fund’s investment exposures.” Please advise if derivatives are part of the Funds’ principal investment strategy. The use of the word “may” makes the statement vague as does the reference to derivatives in the back of the prospectus as non-principal investments.

Response: Use of derivatives is a principal investment strategy for each Fund, although NTI will not necessarily utilize them at all times. The disclosure in the back of the prospectus refers to other types of derivatives or uses of derivatives that may be used as non-principal investment strategies (which the disclosure in the back of the prospectus makes clear).

4)	Comment: On pages 4 and 8, the disclosure states that NTI will “not necessarily purchase all of the securities in a securities index, but may instead buy a subset of the securities in the index or securities it considers to be comparable to securities in the index to provide over time a return comparable to the return of the index.” Please explain how NTI determines when to buy and sell securities.

Response: We will replace the third sentence of the paragraph in question with the following:

“NTI may, but will not necessarily, purchase all of the securities in a securities index. Alternatively, it may buy a subset of the securities in the index, relying on historical data and correlations to build a portfolio of securities that has characteristics of the underlying index.”

5)	Comment: On pages 4 and 8, the disclosure states that “NTI will primarily use passive investment techniques to provide exposure to certain assets classes.” Please explain how the principal investment strategies described are deemed to be passive.

Response: The disclosure makes clear that NTI actively allocates a Fund’s assets among various asset classes. NTI uses passive investment techniques to gain exposure for the Fund to those asset classes.

Additional Information Regarding Investment Objectives and Principal Investment Strategies

6)	Comment: The “Foreign Securities” disclosure on page 12 of the Prospectus states that in some circumstances the Funds will take the view that a security meets the foreign security description so long as the issuer of a security meets at least one of the listed attributes while in other circumstances the Funds take the view that a security meets the foreign security description only if it meets all of the listed attributes. Please explain this discrepancy.

Response: The Prospectus clearly states that, if a Fund’s investment objective and/or strategy is to invest exclusively in foreign securities or at least some percentage in foreign securities, only one of the listed attributes must be satisfied, but that if a Fund’s investment objective and/or strategy limits the percentage that may be invested in foreign securities, all of the listed attributes must be met for a security to be considered foreign. We do not view this as a discrepancy, but, rather, as providing for flexibility in determining whether or not a security is considered foreign for a particular Fund.

Principal Risks

7)	Comment: Please remove the word “Gains” from the sentence that says “Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited” found in the “Derivatives Risk” on pages 4 and 8.

Response: We will make this change.

8)	Comment: On pages 6 and 9 under the “Risk of Investment in Other Funds or Pools” risk, please consider adding disclosure stating that the Funds will look through to the investments of the Underlying Funds for purposes of the Fund’s industry concentration limitation.

Response: We have found no authority for this interpretation. Additionally, this approach, which is burdensome and impractical, does not appear to be a standard practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

Additional Information Regarding Principal Risks

9)	Comment: On page 21, in the last sentence of the section titled “Risk of Investment in Other Funds or Pools,” please explain how the Funds treat private investment pools not registered under the Investment Company Act of 1940, as amended, for purposes of illiquidity limitations. In other words, please confirm that the Funds are not investing more than 15% in such vehicles.

Response: Investments in such pools would likely be considered to be illiquid investments. A Fund would not invest more than 15% of its assets in such pools it determined to be illiquid.

10)	Comment: Please provide disclosure for leverage risk.

Response: Because the Funds do not invest to create leverage, leverage is not a principal risk. However, the use of certain derivatives can create “investment leverage,” which is disclosed.

11)	Comment: On page 28, under the section titled “Frequent Trading Policies,” please advise whether the Funds have omnibus investors.

Response: The Funds are currently available as investment options only to certain funds of funds and, therefore, do not have any omnibus investors.

Statement of Additional Information

12)	Comment: On page B-16 under “Swap Agreements and Options on Swap Agreements”, please confirm that the Funds will segregate the full notional value of a credit default swap.

Response: The Funds would typically expect to segregate the full notional value of a credit default swap under which they have written protection and are obligated to purchase securities from their counterparties under the circumstances contemplated by the swap.

13)	Comment: On page B-35 under “Mortgage- and Asset-Backed Securities,” please confirm that the Funds do not exceed the 15% limit in collateralized debt obligations (“CDOs”).

Response: Investments in CDOs would likely be considered to be illiquid investments. A Fund would not invest more than 15% of its assets in such CDOs it determined to be illiquid.

14)	Comment: On page B-44 under “Fundamental Investment Restrictions of the Funds,” please add the following language to (7): “or group of industries.”

Response: We respectfully decline to make this change. Addition of that language would in effect prohibit a Fund from investing in any combination of industries, whether related or not. We submit that the current formulation of the restriction is in line generally with a common approach of registrants to meeting the requirement of Section 13(a)(3) of the Investment Company Act.

15)	Comment: As described in Instruction 3 to Item 17(a) of Form N-1A, please confirm that a description of the principal business of a company is included when it is not implicit in its name.

Response: We confirm.

16)	Comment: On page B-54 under the table titled “Share Ownership of Trustees and Officers of the Trust,” please disclose whether Trustees C. Ann Merrifield or Susan B. Sweeney have ownership of units of separate investment accounts. If zero, please state that in disclosure.

Response: We will add the following: “Ms. Merrifield, None; Ms. Sweeney, None;”

17)	Comment: On page B-85, in the compensation discussion for MML Investment Advisers, LLC, please provide the date the compensation was provided.

Response: We will add that the information is as of July 31, 2016.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company